Filed by Spartan Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. II

Commission File No.: 001-39739

Date: March 18, 2021

The following press release was released by Sunlight Financial LLC (the “Company”) on March 17, 2021.

Sunlight Financial Secures Nearly $2.5 Billion Over Three Years in Solar Financing Through Expanded Partnership with Tech CU

Commitment extends a five-plus year partnership to fund an additional ~75,000 solar systems

NEW YORK, N.Y. and CHARLOTTE, N.C. – March 17, 2021 – Sunlight Financial, a premier, technology-enabled point-of-sale residential solar financing platform, today announced that Tech CU, a Silicon Valley-based credit union, has committed to fund another nearly $2.5 billion in residential solar and storage systems sold and installed by Sunlight partners over the next three years, expanding upon a long-term partnership between Sunlight and Tech CU that began in 2015. The new commitment is expected to fund approximately 75,000 solar systems, which will produce enough solar energy to avoid more than 7.5 million metric tons of carbon dioxide emissions into the atmosphere.

“We are pleased to extend and expand, for the fourth time, our strategic and long-term collaboration with Tech CU,” said Sunlight Financial Chief Executive Officer Matt Potere. “For more than five years, Sunlight has delivered to Tech CU the best performing loans in residential solar, with the industry’s highest credit quality and lowest credit losses. With Tech CU’s support, Sunlight will continue to offer innovative loan products and financial services via our proprietary and highly-rated technology platform, Orange®.”

Sunlight Financial offers a comprehensive suite of 5- to 25-year solar loans for a wide range of residential property types. The company is able to deliver both instant credit prequalifications and approvals for solar loans that typically result in lower monthly payments (combined loan payment plus remaining utility bill) than homeowners’ pre-solar utility bills. Orange® is accessible to solar installers partnered with Sunlight directly, or through a technical integration with an installer’s platform. Orange® also allows Tech CU to track loans in its pipeline and pull details on loans already funded by it from Sunlight’s dedicated capital provider portal and enables individual borrowers to access information on their loans via a separate consumer portal.

“Over the years, we have built a strong partnership with Sunlight Financial predicated on accelerating America’s transition to renewable energy,” said Todd Harris, CEO of Tech CU. “Sunlight Financial’s high quality installer partners and underwriting processes are appreciated by Tech CU, and we look forward to extending our partnership.”

On January 23, 2021, Sunlight entered into a business combination agreement with Spartan Acquisition Corp. II (NYSE: SPRQ). The business combination is expected to close during the second quarter of 2021. Upon closing of the transaction, the combined public company will be named Sunlight Financial Holdings Inc. Sunlight Financial LLC will be the new public holding company’s sole operating subsidiary and Sunlight’s existing management team will continue to lead the business.

About Sunlight Financial

Sunlight Financial is a premier, technology-enabled point-of-sale finance company. Sunlight partners with contractors nationwide to provide homeowners with financing for the installation of residential solar systems and other home improvements. Sunlight’s best-in-class technology and deep credit expertise simplify and streamline consumer finance, ensuring a fast and frictionless process for both contractors and homeowners. For more information, visit sunlightfinancial.com.

About Tech CU

Founded in the heart of the Silicon Valley, Tech CU has more than $3.75 billion in assets and is one of the 20 largest credit unions in California. As a federally insured not-for-profit organization, Tech CU has invested its resources to deliver lower rates, outstanding service and member benefits for more than 60 years. It serves more than 130,000 members throughout California including Santa Clara, San Mateo, Alameda, Contra Costa, Santa Cruz, San Francisco, Sacramento, San Joaquin, Solano, Marin, Napa, Sonoma, Los Angeles, Orange and San Diego counties. Tech CU provides financial products for all stages of its members’ lives, including personal banking, financial management, private banking, commercial lending and business banking. Since 2017, S&P Global Market Intelligence named Tech CU as one of the top three best-performing credit unions with assets of $500 million or more in California and one of the top 10 nationally. To learn more, please visit: www.techcu.com.

Important Information for Investors

In connection with the transactions (the “Transactions”) contemplated by that certain Business Combination Agreement, dated as of January 23, 2021, by and among Sunlight Financial LLC, a Delaware limited liability company (“Sunlight”), Spartan Acquisition Corp. II, a Delaware corporation (“Spartan”), and their subsidiaries and affiliates party thereto, Spartan will file a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). Additionally, Spartan will periodically file other relevant materials with the SEC in connection with the Transactions. After the Registration Statement has been cleared by the SEC, a definitive proxy statement (the “Proxy Statement”) will be mailed to Spartan’s stockholders. Copies may be obtained free of charge at the SEC’s website at sec.gov. SECURITY HOLDERS OF SPARTAN AND SUNLIGHT ARE URGED TO READ (1) THE REGISTRATION STATEMENT, (2) THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), (3) OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC BY SPARTAN, AND (4) ADDITIONAL PRESS RELEASES FROM SUNLIGHT AND SPARTAN FOUND ON THEIR RESPECTIVE WEBSITES, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Media Contacts:

Investor Relations
Garrett Edson, ICR
investors@sunlightfinancial.com
888.315.0822

Public Relations
Doug Donsky / Brian Ruby, ICR
media@sunlightfinancial.com
646.677.1844

The following communications were posted by the Company on Twitter, Facebook, LinkedIn and Instagram, respectively, on March 18, 2021:

Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Spartan Acquisition Corp. II (“Spartan”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus of Spartan. Spartan also plans to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Spartan. SECURITYHOLDERS OF SPARTAN AND SUNLIGHT FINANCIAL LLC (THE “COMPANY”) ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Spartan and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

 Participants in the Solicitation

Spartan and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Spartan in connection with the proposed business combination. The Company and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spartan’s executive officers and directors in the solicitation by reading Spartan’s prospectus filed with the SEC on November 27, 2020, Current Report on Form 8-K filed on December 1, 2020 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Spartan’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. All statements, other than statements of present or historical fact contained herein, regarding the proposed business combination or the Company’s and Spartan’s ability to consummate the transaction, are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “could,” “should,” “would,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan,” “continue,” “project,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Spartan and the Company disclaim any duty to update any forward looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Spartan and the Company caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Spartan or the Company. In addition, Spartan cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Spartan or the Company following announcement of the proposed business combination; (iii) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Spartan, or other conditions to closing of the proposed business combination in the agreements related to the proposed business combination; (iv) the risk that the proposed business combination disrupts Spartan’s or the Company’s current plans and operations as a result of the announcement of the proposed business combination; (v) the Company’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the proposed business combination; (vi) costs related to the proposed business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Spartan’s periodic filings with the SEC, including its Current Reports on Form 8-K, as well as the Registration Statement that Spartan intends to file with the SEC in connection with Spartan’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed business combination. Spartan’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.